SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CoreComm Limited
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

G2422R109
(CUSIP Number)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 4,946,500 shares, which constitutes approximately 6.9% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 72,024,560 shares outstanding.

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CUSIP No. G2422R109

1.     Name of Reporting Person:

       Prime 66 Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 4,626,500 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 4,626,500 (1)
Person
With
                 8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        4,626,500

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /  /

11.     Percent of Class Represented by Amount in Row (9): 6.4%

12.     Type of Reporting Person: PN

----------------------------
(1)     Power is exercised through its two general partners, P-66 Genpar, L.P. and P-66, Inc.

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CUSIP No. G2422R109

1.     Name of Reporting Person:

        Hyatt Anne Bass Successor Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 80,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 80,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          80,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9):  0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, Panther City Investment Company.


CUSIP No. G2422R109

1.     Name of Reporting Person:

        Samantha Sims Bass Successor Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 80,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 80,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        80,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, Panther City Investment Company.


CUSIP No. G2422R109

1.     Name of Reporting Person:

         Alamo Partners

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 160,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 160,000 (1)
Person
With
                 8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         160,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  0.2%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its manager, Lee M. Bass 1986 Children's Trust.

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Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated April 21, 2000, as amended by Amendment No. 1 dated May 24, 2000 (the "Schedule 13G"),  relating to the Common Stock, par value $0.01 per share (the "Stock"), of CoreComm Limited (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 1(b). Address of Issuer's Principal Executive Offices.

Item 1(b) is hereby amended and restated in its entirety as follows:

The principal executive offices of the Issuer are located at 110 East 59th Street, New York, New York 10022.

Item 2(a)-(c) is hereby amended and restated in its entirety as follows:

Item 2(a). Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by Prime 66 Partners, L.P., a Texas limited partnership ("Prime"), Hyatt Anne Bass Successor Trust, a Texas trust ("HBST"), Samantha Sims Bass Successor Trust, a Texas trust ("SBST") and Alamo Partners, a Texas general partnership ("Alamo") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): P-66 Genpar, L.P., a Texas limited partnership ("Genpar"), Carmel Land & Cattle Co., a Texas corporation ("Carmel"), William P. Hallman, Jr. ("Hallman"), P-66, Inc., a Texas corporation ("P-66"), The Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("Trust"), Sid R. Bass ("SRB"), Panther City Investment Company, a Texas corporation ("PCIC"), Panther City Production Company, a Texas corporation ("PCPC"), and Lee M. Bass 1986 Children's Trust, a Texas trust ("LMBCT"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b). Address of Principal Business Office, or if None, Residence.

The principal business office for each of Prime, Genpar, Carmel, P-66, Alamo and LMBCT is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

The principal business office for each of Trust and SRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

The principal business office for Hallman is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

The principal business office for HBST, SBST, PCIC and PCPC is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

Item 2(c). Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 4.     Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

Prime

Pursuant to Rule 13d-3 of the Act, Prime is the beneficial owner of 4,626,500 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of Stock.

HBST

The aggregate number of shares of the Stock that HBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 80,000 shares, which constitutes approximately 0.1% of the outstanding shares of Stock.

SBST

The aggregate number of shares of the Stock that HBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 80,000 shares, which constitutes approximately 0.1% of the outstanding shares of Stock.

Alamo

The aggregate number of shares of the Stock that Alamo owns beneficially, pursuant to Rule 13d-3 of the Act, is 160,000 shares, which constitutes approximately 0.2% of the outstanding shares of Stock.

Controlling Persons

Genpar

As one of two general partners of Prime, Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,626,500 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of Stock.

Carmel

As the sole general partner of Genpar, Carmel may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,626,500 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of Stock.

Hallman

In his capacity as the sole shareholder of Carmel, and as the Trustee of the LMBCT, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,786,500 shares of the Stock, which constitutes approximately 6.6% of the outstanding shares of Stock.

P-66

In its capacity as one of two general partners of Prime, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,626,500 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of Stock.

Trust

In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,626,500 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of Stock.

SRB

In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,626,500 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of Stock.

PCIC

Because of its position as the trustee of HBST and SBST, PCIC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 160,000 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of Stock.

PCPC

Because of its position as the sole shareholder of PCIC, the trustee of HBST and SBST, PCPC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 160,000 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of Stock.

LMBCT

Because of its position as manager of Alamo, LMBCT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 160,000 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Prime

Acting through its two general partners, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,626,500 shares of Stock.

HBST

Acting through its trustee, HBST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 80,000 shares of Stock.

SBST

Acting through its trustee, SBST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 80,000 shares of Stock.

Alamo

Acting through its manager, Alamo has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,000 shares of Stock.

Controlling Persons

Genpar

Acting through its general partner, and in its capacity as one of two general partners of Prime, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,626,500 shares of Stock.

Carmel

Acting through its sole shareholder, Carmel has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,626,500 shares of Stock.

Hallman

In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,626,500 shares of the Stock. In addition, as the Trustee of LMBCT, which is the manager of Alamo, Hallman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,000 shares of Stock.

P-66

Acting through its sole shareholder, and in its capacity as one of two general partners of Prime, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,626,500 shares of Stock.

Trust

Acting through its Trustee, and in its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,626,500 shares of Stock.

SRB

In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,626,500 shares of Stock.

PCIC

Acting through its sole shareholder, and as the trustee of HBST and SBST, PCIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,000 shares of Stock.

PCPC

As the sole shareholder of PCIC, the trustee of HBST and SBST, PCPC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,000 shares of Stock.

LMBCT

Acting through its Trustee, and in its capacity as manager of Alamo, LMBCT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,000 shares of Stock.

Item 10. Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     February 13, 2001

PRIME 66 PARTNERS, L.P.

By:     P-66, INC.
general partner

By: /s/ W.R. Cotham
   W.R. Cotham, Vice-President

By:     P-66 GENPAR, L.P.,
general partner

By:     Carmel Land & Cattle Co.,
general partner

By: /s/ W.R. Cotham
   W.R. Cotham, Vice-President

PANTHER CITY INVESTMENT COMPANY in its capacity as Trustee for HYATT ANNE BASS SUCCESSOR TRUST SAMANTHA SIMS BASS SUCCESSOR TRUST By: /s/ W. R. Cotham W.R. Cotham, President
ALAMO PARTNERS, a Texas general partnership By: Lee M. Bass 1986 Children's Trust, Manager By: /s/ William P. Hallman, Jr. William P. Hallman, Jr., Trustee